Arrive AI Inc.

12175 Visionary Way

Fishers, Indiana 46038

December 23, 2024

Cara Wirth

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arrive Technology Inc.
Draft Registration Statement on Form S-1
Submitted October 1, 2024
CIK No. 001818274

Dear Ms. Wirth:

By letter dated December 5, 2024, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Arrive AI Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form S-1 filed on November 8, 2024. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses in bold.

Draft Registration Statement on Form S-1 submitted November 8, 2024

Risk Factors

Our listing differs significantly...., page 24

1.	You state that Maxim Partners LLC has entered into “contractual lock-up agreements or other contractual restrictions on transfer that are applicable to the Direct Listing”; here and in the Plan of Distribution, please describe these agreements and restrictions. You state that your “directors, named executive officers and certain other stockholders are subject to restrictions as to the number of shares of common stock each may dispose of in any given period”; here and in the Plan of Distribution, please describe these restrictions.

RESPONSE: The Company has revised its disclosure on page 24 and the plan of distribution and the relevant sections of the prospectus to clarify that currently there are no lock-up agreements or restrictions on transfer in place.

Business, page 31

2.	We note your amended disclosure in response to prior comment 9, however the current status of your operations remains unclear. Please further revise this section as follows:

●	State in the first paragraph that you are a development stage company with no revenues to date

●	Where you name certain businesses, please state that you do not have contracts with them and may never have contracts with them

●	State that there is no guarantee that you will meet your business and partnership goals.

●	Revise your statement that Arrive Points and Arrive Point Network “are the foundation to a platform approach to support the ALM ecosystem” to state that you anticipate they will be the foundation.

●	Where you discuss the “first post-pilot MaaS production support,” clarify that you do not know whether customers currently on pilot programs will choose to subscribe for your services after the pilot program ends.

●	Clarify the difference between “active customer agreements” and “Statements of Work.” Where you identify the companies with customer agreements/SOW, revise to describe the nature and material terms of such agreements, clarify whether they are for your pilot programs or for revenue-generating activity, and file them as exhibits.

●	Where you discuss your “2025 prospect pipeline,” revise to state that you do not know if any of the assisted living communities and hospital chains that expressed interest will enter into agreements with you for your services.

●	You state that you “are installing AP3 units...for which we will provide MaaS in 2025.” Please revise to state whether you have agreements in place to provide such services for compensation, with whom, and under what terms.

●	Where you discuss operational platform fees and state that these “capabilities will be introduced through our AP5 development and pilot program,” clarify whether you have engaged participants for such a pilot program.

RESPONSE: The Company has made the revisions in all relevant sections of its amended registration statement to address the Staff’s comment in connection with the status of the Company’s operations.

3.	Please revise to provide sources for the following statements or revise to clarify that they are management’s beliefs:

●	Arrive is pioneering the emerging market for the automated exchange of packages and goods between people, robots, and drones with our autonomous last mile (“ALM”) mailbox

●	The future of automated last-mile delivery, consumer services, and business operations all need smart, secure, and seamless exchanges of packages, goods, supplies, food, and medicine between people, robots, and drones.

RESPONSE: The Company has made all revisions to the management’s statements to address among other clarifications per the Staff’s request, that Arrive is pioneering the emerging market for the automated exchange of packages and goods between people, robots, and drones with its autonomous last mile mailbox. However, Arrive is a development stage company with no revenues to date. While the Company has several pilots in place, as described elsewhere in the prospectus, these pilots are not revenue-generating activities and there is no guarantee that customers currently in pilot programs will choose to subscribe to our services after the pilot programs conclude. The Company continues to develop its product and the technology inherent to its planned services, but there is no assurance that the Company will meet its business and partnership goals.

4.	We note your statement that ALM Access Point is designed to provide a “frictionless exchange point.” Please define “frictionless” and give an example of how ALM Access Point is designed to work as a frictionless exchange point.

RESPONSE: The Company has revised the statement to address the Staff’s comment on its amended registration statement to define that the term “frictionless,” refers to an efficient, seamless exchange process with minimal barriers or delays for users. In the context of the autonomous last mile access point, this means creating a streamlined environment where stakeholders can access and exchange information, data, or services without encountering unnecessary complexities, such as cumbersome processes, excessive manual intervention, or technical incompatibilities. For example, an autonomous last mile access point might integrate automated delivery data validation and synchronization features, ensuring that users can share and retrieve up-to-date information effortlessly about a delivery, even across different platforms. Such features are designed to eliminate redundant steps and reduce the risk of errors, thereby fostering a smooth and uninterrupted exchange experience that is frictionless.

5.	We note your statement comparing your ALM mailboxes to “traditional smart mailboxes and locker boxes.” Please describe the differences in further detail.

RESPONSE: The Company has revised its disclosure on the amended registration statement to address the Staff comment by explaining the differences of traditional smart mailboxes and locker boxes from the ALM mailboxes or ALM Access Points.

6.	We note your statement that “[n]ote that the rate of data accumulation could be slowed if there are insufficient numbers of units deployed or if the units are underutilized, either of which would result in slower data accumulation and therefore would delay the expected timeframe for likely AI improvements and monetization.” Please elaborate to disclose the metrics necessary to meet your data accumulation goals.

RESPONSE: The Company has revised its disclosure on the amended registration statement to reflect among other updates that to meet the Company’s data accumulation goals and maximize the effectiveness of its proprietary ALM models, the Company believes a minimum of 200 deployed and actively utilized ALM Access Points, with an average daily volume of 3 deliveries, will be necessary to generate sufficient data over 18 months of operations. If fewer units are deployed or the average utilization rate per unit falls below 50%, the rate of data accumulation will slow, delaying both the expected timeframe for likely AI improvements and the monetization of the resulting insights. These metrics—deployment scale and utilization rate—are critical to achieving the desired scale for AI/ML and network-wide operational improvements.

7.	We note your statement that “Arrive AI’s MaaS subscription model is designed to accelerate market adoption by making implementation simple and affordable while enabling us to support an increasingly large ALM mailbox network. After 12-18 months of delivering MaaS, beginning in December 2024, Arrive AI should collect sufficient data by 2026 to begin to better leverage the growing dataset with improved AI and ML models for enhanced services and insights for customers and partners.” Please elaborate on each claim in this statement by providing support for the claims made.

RESPONSE: The Company has revised its disclosure on the amended registration statement to reflect that Arrive AI’s MaaS subscription model is designed to accelerate market adoption by reducing upfront costs and operational complexity, making implementation more accessible and affordable for customers. The subscription model eliminates the need for significant capital expenditures by offering a service-based approach where customers pay recurring fees for access to ALM infrastructure, ongoing support, and software updates. This model allows Arrive AI to scale efficiently while expanding and maintaining an increasingly large ALM mailbox network. Beginning in early 2025, The Company plans to launch MaaS services with pilot customers, transitioning into full production over time. Based on the Company’s management internal projections and assuming sufficient deployment and utilization rates (a minimum of 200 deployed and actively utilized at three or more deliveries per day), management estimates that in 18 months of operational data collection, by 2026 the Company will likely have obtained the critical deployments mass and utilization rates needed to improve its initial AI and ML models. These enhanced models are expected to deliver improved customer experiences by optimizing delivery routes, predicting maintenance needs, and generating actionable insights for operational improvements. However, these outcomes depend on meeting deployment scale and utilization targets, and there is no guarantee that such adoption or data accumulation will occur as projected by the Company’s management.

8.	We note your amended disclosure in response to prior comment 11 and we reissue it in part. Please revise as follows:

●	Revise the statement “As Arrive operations scale, they will produce large amounts of unique data that will become the foundation for monetization using ML and AI” to clarify that it is aspirational.

●

Revise the statements in bullets 7, 8, and 9, and the last statement in the comment regarding pilots with Amazon, Google/Wing, Zipline, Walmart and others, to clarify that you do not know whether you will be able to achieve such goals.

RESPONSE: The Company has made all revisions to address the Staff’s comment on its amended registration statement.

9.	We note your amended disclosure in response to prior comment 12 and we reissue it in part. On page 34 where you reference open-source software, revise to state, if true, that all of your software is open-source/third-party and none of it is proprietary. Additionally, please clarify the terms under which 12-18 months of operational data will enable you to reach “critical mass,” including whether that estimated time-frame is based on a certain level of operations, number of customers, etc. Please also clarify how machine learning and artificial intelligence will be used to generate additional revenue, and not just further operational efficiencies. Finally, please update your risk factors accordingly.

RESPONSE: The Company has revised its disclosure on the amended registration statement to address the Staff’s comment.

10.	We note your amended disclosure in response to prior comment 13 in the risk factors section; please also include this disclosure in the business section. Please revise this section to disclose your plan to use machine learning and artificial intelligence by employing algorithms as they relate to delivery, pickup, users, environment, and autonomous logistics. In each example, please provide a more detailed discussion of the specific data points or types of data that would be collected/used in each category and revise to include appropriate risk factor disclosure that addresses the material risks associated with collecting, storing, and using such data in an algorithm.

RESPONSE: The Company has revised its disclosure on the amended registration statement to include the disclosure in the business section in addition to the appropriate risk factor disclosure that addresses the material risks associated with collecting, storing, and using such data in an algorithm.

Intellectual Property, page 32

11.	We note your statement that your intellectual property position includes four foundational patents. However, we note your list following this statement appears to include seven different patents. Please disclose which patents are the “foundational” patents and explain the 170 granted claims associated with such patents.

RESPONSE: The Company has revised its disclosure on the amended registration statement to address the Staff’s comment.

Early Market Progress, page 37

12.	We note your amended disclosure in response to prior comment 7. Please disclose the businesses of the customers with whom you have active customer agreements. Additionally, we note your added disclosure regarding Google Wing, Zipline, Serve Robotics, and Starship Robotics, and large retailers and delivery services like Walmart, DoorDash, and Uber Eats and the various pilots associated with those companies. Please revise to make it clear that you and your operations are not affiliated with such companies or their associated pilots and may never be.

RESPONSE: The Company has revised its disclosure on the amended registration statement to address the Staff’s comment.

Begin with a Beachhead, page 38

13.

We note your revised disclosure in response to prior comment 16 that “[n]o definitive agreements have been executed yet and technology development partnerships are in progress at this moment.” Please revise to elaborate on the number, terms, status and anticipated completion date of the technology development partnerships, state with whom you are negotiating, and state there is no guarantee you will actually enter into such agreements.

RESPONSE: The Company has revised its disclosure on the amended registration statement to explain that establishing a beachhead is a proven strategy, first described in Geoffrey Moore’s Crossing the Chasm, to approach early markets by focusing on niche markets that can be well-served before expanding to adjacent ones. Arrive AI has begun its go-to-market strategy by targeting the ALM needs of two synergistic markets: medical operations and large assisted living communities. While no definitive agreements have been drawn up yet, the Company is currently engaged in multiple active discussions regarding technology development partnerships with organizations in these sectors. These discussions cover terms related to joint development timelines, pilot program goals, and technology integration milestones. Although the Company anticipates finalizing at least two of these partnerships in 2025, there is no guarantee that any agreements will be successfully executed. The number of partnerships and their outcomes will depend on ongoing negotiations and mutual alignment on operational and business goals.

Industry Overview and Opportunity

US Market Overview, page 40

14.	We note your amended disclosure in response to prior comment 14. Please revise to include as part of the narrative text the statements that these figures are based on management’s projections in the disclosure, instead of as a footnote to the disclosure, as the footnote you included conflicts with another footnote already on this page. Additionally, please revise to note the date of which management made such projections and revise to include any assumptions or limitations associated with such projections.

RESPONSE: The Company has revised its disclosure on the amended registration statement to address the Staff’s comment.

Regulatory Background, page 41

15.	We note your amended disclosure in response to prior comment 18. We note that you did not include any disclosure regarding the regulatory implications with respect to medical operations and the transport/delivery of prescriptions, biologics, etc. To the extent that you believe that you will not be subject to any regulations in these areas, please revise to state as much and explain why not

RESPONSE: The Company has revised its disclosure on the amended registration statement to address the Staff’s comment by including the risks factors in connection with the regulations relating to the delivery and transportation of medical products and how third parties may be directly affected by such regulations.

Patents, page 43

16.	We note your amended disclosure in response to prior comment 19, including your note that you are using the term “anticipated expiration” because maintenance fees are required to assure the full 20 years. Please revise your risk factor on page 13 regarding your reliance on intellectual property to reflect this. Additionally, please revise to disclose whether the maintenance fees are due up-front, on a schedule, or otherwise. Finally, please clarify which party is responsible for paying the maintenance fees while you are licensing the IP from your CEO.

RESPONSE: The Company has revised the risk factors to reflect that the Company is licensed to use the intellectual properties developed by its CEO, Mr. O’Toole, and by a recent amendment, the Company extended the term of the exclusive patent license agreement beyond the original seven years and to perpetuity of the full life of the licensed intellectual properties. Mr. O’Toole may terminate the agreement if the Company materially defaults on other terms without timely cure to the satisfaction of Mr. O’Toole. Upon such termination, the Company will essentially not be able to use those intellectual properties and sell all related products, which will adversely affect the revenue and operation in a material manner. The Company has also included all relevant disclosure regarding the maintenance fees.

17.	We note your revised disclosure in response to prior comment 29. However, it appears that your revised disclosure still does not align with the patent information in your investor presentation. For example:

●	Your revised disclosure states “Arrive has three (6) approved, registered, and issued United States patents.” Please clarify the number of patents that Arrive holds.

●	Your revised disclosure states that you have 43 international patents, whereas your investor presentation states that you have 48 international patents.

●	Your revised disclosure does not mention the 130+ filed feature claims that is highlighted in the investor presentation.

Please revise for consistency.

RESPONSE: The Company has revised its disclosure on the relevant sections of its amended registration statement to address the Staff’s comment.

Recent Developments and Current Licenses Held, page 44

18.	We note your response to prior comment 30. Please revise your disclosure in this section regarding the Bruush merger to include the date that the Merger Agreement was terminated.

RESPONSE: Brüush Oral Care Inc. (NASDAQ: BRSH) was delisted from the Nasdaq Capital Market on June 28, 2024, due to non-compliance with listing requirements. Bruush received multiple delisting notifications from Nasdaq since February 2024. Brüush appealed this determination, and a hearing was scheduled for April 25, 2024. Despite these efforts, Bruush’s securities were ultimately suspended on June 28, 2024. The Company communicated to Bruush’s counsel that the Merger Agreement was terminated on July 11, 2024.

Legal Proceedings, page 45

19.	We note your amended disclosure in response to prior comment 21. Please revise to name the “neutral state court” in which the proceedings are currently pending and the value of the unpaid salary and stock awards. Refer to Item 103 of Regulation S-K.

RESPONSE: The Company has revised its disclosure to state the name of the court in which the proceedings are currently pending. The company has conducted an extensive review of this matter, both internally and externally, at all stages—prior to Mr. Ohrn’s termination, during the termination process, and subsequently upon the receipt of his claim. After careful consideration and consultation with the Company’s legal counsel, it was determined that the company has no material exposure related to this case. The decision to move forward with Mr. Ohrn’s termination was based on counsel’s thorough analysis and conclusion that the action was warranted and in the company’s best interests. Furthermore, the Company is confident in its ability to prevail in this litigation due to several factors, including concerns about Mr. Ohrn’s conduct, such as his potential fraud on the Federal Bankruptcy Court. The Company does not anticipate that this claim will have any material impact on the Company’s operations. The value of the claim will be determined by the court and the Company is not able to provide such information while the proceeding is ongoing.

Employment Agreements, page 52

20.	We note your amended disclosure in response to prior comment 10 and we reissue it. Please revise to include a summary of the material terms of the Pargoe Agreement and file it as an exhibit.

RESPONSE: The Company has revised the disclosure to include a summary of the material terms of the Pargoe Agreement and filed the agreement as an exhibit to its amended registration statement.

Executive and Director Compensation

Summary Compensation Table, page 52

21.	We note your amended disclosure in response to prior comment 23. Please revise the Summary Compensation Table to include a footnote to the Stock Awards column, based on Instruction 1 to Item 402(n)(2)(v) of Regulation S-K. Please also amend the compensation paid to your CEO to include the amounts paid under the consulting agreement. If that amount is included here, please include appropriate narrative description so that an investor can understand the breakdown of CEO compensation. Please also revise your narrative disclosure to explain the stock awards. Finally, we note the table titled Outstanding Equity Awards at September 25, 2024. However, this table should reflect outstanding equity awards at fiscal year end. Please revise.

RESPONSE: The Company has made the revisions to address the Staff’s comments in all relevant sections of its amended registration statement.

Director Compensation

Fiscal Year 2022 and 2021 Director Compensation, page 56

22.	We note your statement that “[w]e have note yet paid any compensation to the directors in connection with their directorship.” We also note your statement that “John Callan (former Director) 133,000 shares awarded 2021.” Please explain.

RESPONSE: The Company has made the revisions to further explain and address the Staff’s comments in connection with Director Compensation on its amended registration statement.

Certain Relationships and Related Person Transactions, page 57

23.	We note your amended disclosure in response to prior comment 24 and we reissue it in part. Please revise to state, if true, that there is no explicit provision of the agreement that allows you to extend the contract by continuing to pay licensing fees. State the current effective term of the agreement or termination date. Clarify what will happen after the seventh year under the agreement, including what would happen to the company in the event that the agreement is terminated. Clarify what will happen to the company if Mr. O’Toole attempts to terminate for any reason. Please update your risk factors to describe the related risks to the company and investors.

RESPONSE: The Company has made the revision in the relevant section of its registration statement to address the Staff’s comment.

24.	We note your amended disclosure in response to prior comment 25. Please revise to include the dollar value that has been paid to the CEO to date under the exclusive patent license agreement. Additionally, please elaborate on the $17 million valuation of the license agreement, including the assumptions underlying the total number of units to be installed and the sales projections. Please revise to state whether the valuation, number of units, and sales projections were prepared by management, a financial advisor, or another third party.

RESPONSE: The Company has made the revision in the relevant section of its registration statement to address the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-3

25.	We note your response to our prior comment 26 and associated revised disclosure to remove subsequent event information not reviewed by your auditors. It appears the information removed is material and should be disclosed pursuant to paragraph b of the definition of subsequent events in ASC 855-10-20 and 855-10-50-2. Please revise your disclosure accordingly and have your auditors update the date of their audit report pursuant to AS 3110.05.

RESPONSE: The disclosure has been revised in the amended registration statement to address the Staff’s comment.

Signatures, page II-6

26.	We note your response to comment 27. Please confirm whether your principal financial officer is also your principal accounting officer.

RESPONSE: The Company hereby confirms that Mr. Pepmeier is also the Company’s principal accounting officer.

General

27.	We note your amended disclosure in response to prior comment 32 and we reissue it in part. Please identify the Registered Stockholders and provide the disclosure required by Item 403 and Item 507 of Regulation S-K.

RESPONSE: The Company has provided the disclosure to address the Staff’s comment regarding the identify the Registered Stockholders.

28.	We note your response to prior comment 28, but you have not revised the risk factor disclosure as requested. Please revise to discuss the risks associated with your ability to meet such quantitative requirements and any related risks to your shareholders.

RESPONSE: The Company has updated the risk factors to address the Staff’s comment.

Prospectus Cover Page

29.

Please move the following disclosure from the prospectus cover page to the Prospectus Summary, as it may be confusing to investors to describe securities that are not part of the direct listing on the cover page: “As of September 25, 2024, we had a total of 910,189 warrants outstanding. The shares issued upon the exercise of the warrants may be freely sold upon effectiveness of a registration statement covering such shares, these shares may be freely sold in reliance on an exemption from registration subject to Rule 144 under the Securities Act (“Rule 144”). We also have 2,459,575 shares of common stock issuable upon the exercise of options outstanding as of the date of this prospectus. All the shares of common stock subject to stock options outstanding and reserved for issuance under our equity incentive plan are expected to be registered on Form S-8 under the Securities Act and such shares are eligible for sale in the public markets, subject to the limitations applicable to affiliates under Rule 144.” Also revise to clarify whether any of the options or warrants are held by Registered Stockholders.

RESPONSE: The Company has made the revisions and clarifications in the relevant section of its amended registration statement to address the Staff’s comment.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Daniel S. O’Toole

Daniel S. O’Toole

Chief Executive Officer

Arrive AI Inc.